UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

San Pedro Garza García, Nuevo León, 66265 México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Explanatory Note

CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) is furnishing this Amendment on Form 6-K/A (this “Amendment”) to CEMEX’s fourth quarter 2022 results included in its Report on Form 6-K, furnished on February 13, 2022 (the “Original 6-K”), solely to correct certain information contained in the Original 6-K. On the “Operating Results” section, “Europe, Middle East, Africa and Asia” subsection, in page 4 of Exhibit 2 in the Original 6-K (Page 10 of the Original 6-K), the following changes should be made:

(i)

The second to last sentence of the fourth paragraph, regarding the Philippines, should read “Sales in the country increased 4% during the quarter, while EBITDA and EBITDA margin decreased by 55% and 10.6pp respectively, mainly due to higher energy costs and maintenance” and not “Sales in the country increased 4% during the quarter, while EBITDA and EBITDA margin decreased by 91% and 10.9pp respectively, mainly due to higher energy costs and maintenance.”

Except as specifically described in this explanatory note, this Amendment does not amend, modify or update any disclosures contained in the Original 6-K, including with respect to any events occurring after the furnishing of the Original 6-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date: February 13, 2023	By:	/s/ Rafael Garza
Name: Rafael Garza
Title: Chief Comptroller

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

1.	Fourth quarter 2022 results for CEMEX, S.A.B. de C.V. (NYSE: CX) (Corrected).